Exhibit (b)(1)

April 15, 2008

TRACINDA CORPORATION

150 S. Rodeo Drive, Suite 250

Beverly Hills, California 90212

Attention: Dan Taylor

Re:    $500,000,000 Revolving Credit Facility

Dear Ladies and Gentlemen:

BANK OF AMERICA, N.A. is pleased to make available to TRACINDA CORPORATION, a Nevada corporation (the “Borrower”), a $500,000,000 revolving credit facility on the terms and subject to the conditions set forth below. Banc of America Securities LLC is designated as the Sole Lead Arranger and sole and exclusive Book Manager for the credit facilities contemplated by this letter. Terms not defined herein have the meanings assigned to them in Exhibit A hereto.

1.	The Facility.

(a)	The Commitment. Subject to the terms and conditions set forth herein, the Lender agrees to make available to the Borrower until the Expiration Date a revolving credit facility providing for loans (“Loans”) in an aggregate principal amount not exceeding $500,000,000 (the “Commitment”); provided, however, that, after giving effect to any Loan, the Effective Amount of all Loans shall not at any time exceed the least of (i) the Commitment in effect at such time, (ii) at all times on or following the Trigger Date, the then applicable Borrowing Base, and (iii) the maximum amount permissible pursuant to the applicable Margin Regulations. Within the foregoing limits, the Borrower may borrow, repay and reborrow Loans until the Expiration Date.

(b)	Loans. The Borrower may request a Base Rate Loan by notice to the Lender not later than 11:00 a.m. (California time) on the Business Day of the requested Loan. The Borrower may request a Eurodollar Rate Loan by delivering a notice to the Lender not later than 11:00 a.m. (California time) at least three Business Days prior to the requested Loan, specifying the Interest Period therefor and whether any portion of the proceeds thereof will be used to acquire Margin Stock. Notices pursuant to this Paragraph 1(b) may be given by telephone if promptly confirmed in writing. Each Loan shall be in a principal amount of $1,000,000 or a whole multiples thereof in excess thereof.

(c)	Interest. At the option of the Borrower, Loans shall bear interest at a rate per annum equal to (i) the Eurodollar Rate plus 1.50%; or (ii) the Base Rate plus 0.25%. Interest on Base Rate Loans when the Base Rate is determined by the Lender’s “prime rate” shall be calculated on the basis of a year of 365 or 366 days and actual days elapsed. All other interest hereunder shall be calculated on the basis of a year of 360 days and actual days elapsed.

The Borrower promises to pay interest (i) for each Eurodollar Rate Loan, on the last day of the applicable Interest Period; (ii) for Base Rate Loans, on the 10th Business Day of each calendar quarter; and (iii) for all Loans, on the Expiration Date. If the time for any payment is extended by operation of law or otherwise, interest shall continue to accrue for such extended period.

After the date any principal amount of any Loan is due and payable (whether on the Expiration Date, upon acceleration or otherwise), or after any other monetary obligation hereunder shall have become due and payable (in each case without regard to any applicable grace periods), the Borrower shall pay, but only to the extent permitted by law, interest (after as well as before judgment) on such amounts at a rate per annum equal to the Base Rate plus 2.25%. Accrued and unpaid interest on past due amounts shall be payable on demand. In no case shall interest hereunder exceed the amount that the Lender may charge or collect under applicable law.

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April 15, 2008

(d)	Evidence of Loans. The Loans and all payments thereon shall be evidenced by the Lender’s loan accounts and records; provided, however, that upon the request of the Lender, the Loans may be evidenced by a promissory note. Such loan accounts, records and promissory note shall be conclusive absent manifest error of the amount of the Loans and payments thereon. Any failure to record any Loan or payment thereon or any error in doing so shall not limit or otherwise affect the obligation of the Borrower to pay any amount owing with respect to the Loans.

(e)	Commitment Fee. The Borrower promises to pay a commitment fee, at the rates per annum set forth below, on the actual daily unused portion of the Commitment, payable in arrears on the last Business Day of each calendar quarter and upon the Expiration Date, calculated on the basis of a year of 360 days and actual days elapsed. The rate at which commitment fees will accrue pursuant to this clause (e) will vary on the basis of the aggregate principal amount of the Loans which are outstanding from time to time as follows:

(i)	at all times when the aggregate principal amount of the outstanding Loans is less than $167,000,000, then the applicable commitment fee rate shall be 0.500% per annum.

(ii)	at all times when the aggregate principal amount of the outstanding Loans is equal to or greater than $167,000,000 but less than $333,000,000, then the applicable commitment fee rate shall be 0.375% per annum; and

(iii)	at all times when the aggregate principal amount of the outstanding Loans is greater than $333,000,000, then the applicable commitment fee rate shall be 0.250% per annum.

(f)	Repayments. The Borrower promises to pay all Loans then outstanding on the Expiration Date.

(g)	Prepayments; Commitment Reductions; Collateral Requirements.

(i)	Voluntary Prepayments. The Borrower may, upon three Business Days’ notice, in the case of Eurodollar Rate Loans, and upon same-day notice in the case of Base Rate Loans (in each case prior to 1:00 p.m, California time), prepay Loans on any Business Day in a minimum amount of at least $5,000,000 and in $1,000,000 increments thereafter.

(ii)	Loans in Excess of Borrowing Base. If, on any date, the Effective Amount of all Loans exceeds:

(A)	the maximum amount permitted under the applicable Margin Regulations; or

(B)	if the Borrowing Base then applies, the then applicable Borrowing Base;

then within three Business Days after such date the Borrower shall either:

(i)	prepay the Loans; or

(ii)	grant a first priority security interest to the Lender in, and provide to the Lender custody of, Collateral (including the appropriate form of custody agreement for uncertificated securities, if applicable);

in each case in an amount which results in the Effective Amount of all Loans being not greater than the amount permitted by the Margin Regulations or the Borrowing Base.

Where additional Collateral is provided, the Borrower shall provide the required Collateral in the following order until the deficiency in Collateral is remedied:

(A)	first, the Borrower will provide all of its Cash Equivalents to the extent in excess of $1,000,000;

(B)	second, the Borrower will provide all of its Non-Control Stock; and

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(C)	third, the Borrower will provide Control Stock.

(iii)	Mandatory Commitment Reduction Upon Disability of Kirk Kerkorian. Upon the disability (other than physical disability) of Kirk Kerkorian, or if Kirk Kerkorian is no longer active in the management of the Borrower for any reason:

(A)	the Commitment shall automatically and immediately be reduced to the then outstanding amount of the Loans; and

(B)	no portion of the Loans which are thereafter prepaid or repaid may be reborrowed.

(iv)	Compliance with Margin Regulations. If the Lender determines in good faith that for any reason the Effective Amount of Loans needs to be reduced in order to comply with the applicable Margin Regulations, the Borrower shall prepay outstanding Loans in an amount equal to the amount specified by the Lender in order to so comply with the applicable Margin Regulations.

(v)	Collateral Documents. The Borrower shall promptly deliver or cause to be delivered to the Lender, in respect of any Collateral which is required to be delivered in pledge hereunder, or as to which the Lender at any time has any security interest (i) one or more duly executed Collateral Documents (or amendments to existing Collateral Documents) in form and substance satisfactory to the Lender relating to any type of Collateral being hypothecated in order to obtain a first priority perfected security interest in the Collateral and/or (ii) if an equity security is being pledged, a correctly completed questionnaire, together with any additional information, if and as reasonably requested by the Lender from time to time in order to determine the applicability of Rule 144, the Margin Regulations or any other rule or regulation governing the issuance, transfer or hypothecation of such securities.

(vi)	Compensation for Prepayments. If any prepayment is made hereunder, the Borrower shall at the time of prepayment compensate the Lender for any loss, cost, or expense that the Lender incurs as a result of such prepayment. Prepayments of Eurodollar Rate Loans must be accompanied by a payment of interest on the amount so prepaid. In addition, the Borrower shall compensate the Lender for any loss, cost or expense that the Lender incurs as a result of a demand for payment of the indebtedness hereunder or the automatic acceleration thereof as provided herein.

(vii)	Voluntary Commitment Reductions. The Borrower may, upon five Business Days’ notice, reduce or cancel the undrawn portion of the Commitment, provided, that the amount of such reduction is not less than $1,000,000.

(h)	Payments. Each payment hereunder by Borrower shall be made to the office of Lender from time to time notified by Lender to Borrower in immediately available funds (or, as directed by Borrower, by Lender debiting Borrower’s deposit account with Lender), not later than 1:00 p.m. (California time) on the day of payment (which must be a Business Day). All payments received after 1:00 p.m. (California time) on any particular Business Day shall be deemed received on the next succeeding Business Day.

All payments by the Borrower to the Lender hereunder shall be made to the Lender in full without set-off or counterclaim and free and clear of and exempt from, and without deduction or withholding for or on account of, any present or future taxes, levies, imposts, duties or charges of whatsoever nature imposed by any government or any political subdivision or taxing authority thereof. The Borrower shall reimburse the Lender for any taxes imposed on or withheld from such payments (other than taxes imposed on the Lender’s income, and franchise taxes imposed on the Lender, by the jurisdiction under the laws of which the Lender is organized or any political subdivision thereof).

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(i)	Reserves. In the event that the Lender shall be required under regulations of the Federal Reserve Board to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), then the Borrower shall pay to the Lender, upon 15 days’ written request for compensation under this provision, additional costs on the unpaid principal amount of each Eurodollar Rate Loan equal to the actual costs of such reserves allocated to such Loan by the Lender, payable on each date on which interest is payable on such Loan, but only with respect to the 90-day period immediately preceding the making of each such request. The Lender agrees to give prompt notice to the Borrower should said compensation no longer be requested or required. A certificate of the Lender setting forth the basis for determining any additional amount or amounts necessary to compensate the Lender will be supported by a reasonably detailed explanation of the reasons for and the amount of such cost and will be final and conclusive and binding upon all parties hereto absent error.

2.	Conditions Precedent to Loans.

(a)	Conditions Precedent to Closing. As a condition precedent to the obligations of the Lender to make the initial Loan hereunder, the Lender must receive the items set forth under Conditions to Initial Borrowing in Exhibit C hereto, which is incorporated herein by this reference.

(b)	Conditions to Each Borrowing. The obligation of the Lender to make any Loan (including the initial Loan) is subject to the satisfaction on the relevant borrowing date of the conditions precedent set forth under Conditions to each Borrowing in Exhibit C hereto, which is incorporated herein by this reference. Each notice of borrowing submitted by the Borrower hereunder shall constitute a representation and warranty by the Borrower hereunder, as of the date of each such notice and as of each borrowing date, that the conditions in Exhibit C under Conditions to each Borrowing are satisfied.

3.	Representations and Warranties. The Borrower represents and warrants to the Lender, as of the date hereof and as of the date of the making of each Loan that:

(a)	Existence and Qualification; Power; Compliance with Laws. The Borrower (i) is a corporation duly organized or formed, validly existing and in good standing under the laws of the State of Nevada, (ii) has the power and authority and the legal right to (A) own and operate its properties, to lease the properties it operates and to conduct its business and (B) execute, deliver and perform its obligations under this Agreement and the other Loan Documents, and (iii) is duly qualified and in good standing under the laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification.

(b)	Power; Authorization; Enforceable Obligations. The execution, delivery and performance of this Agreement and the other Loan Documents by the Borrower are within its powers and have been duly authorized by all necessary action, and this Agreement is, when executed, will be legal, valid and binding obligations of the Borrower, enforceable in accordance with their respective terms.

(c)

Financial Statements; No Material Adverse Effect. All financial statements, copies of which have heretofore been furnished to the Lender, present fairly the position of the Borrower as of the statement dates and the results of operations for the fiscal periods then ended. All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistently maintained throughout the period involved, except as noted in said financial statements. The Borrower has no material contingent obligation, liability for taxes, long-term lease or unusual forward or long-term commitment that is not

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reflected in the foregoing statements (or the related notes thereto). Since the date of the financial statement dated January 31, 2008 delivered to the Lender by the Borrower, there has been no Material Adverse Effect.

(d)	No Default or Event of Default. No Default or Event of Default has occurred and is continuing.

(e)	Use of Proceeds. The proceeds of the Loans will be used solely for legal business purposes in accordance with requirements of law, including the making of Permitted Gifts provided that the aggregate amount of all Permitted Gifts made during Restricted Periods shall not exceed $500,000,000. No part of the proceeds of the Loans will be used, directly or indirectly, for a purpose which violates any law, rule or regulation of any governmental authority, including, without limitation, the provisions of the Margin Regulations. No borrowing or any other transaction contemplated hereby shall violate any Margin Regulations.

(f)	Subsidiaries. As of the date of this Agreement, the Borrower has no Subsidiaries.

(g)	Collateral Documents. When executed and delivered by the Borrower, the provisions of each of the Collateral Documents will be effective to create in favor of the Lender, a legal, valid and enforceable first priority security interest in all right, title and interest of the Borrower in the Collateral, and no further action will be necessary in order to establish and perfect the Lender’s security interest of first priority in or first lien on all Collateral, which security interest constitutes a perfected security interest in all right, title and interest of the Borrower in such Collateral, prior in right to any other security interests.

(h)	Full Disclosure. No statement (whether written or oral) made by the Borrower to the Lender in connection with this Agreement (including the negotiation hereof), or in connection with any Loan, contains any untrue statement of a material fact or omits a material fact necessary to make the statement made not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

(i)	Core Investments. Borrower has heretofore disclosed all of its shareholdings as of the Closing Date of issuers of publicly traded equity securities of United States domestic issuers to the Lender.

4.	Affirmative Covenants. So long as principal of and interest on any Loan or any other amount payable hereunder remains unpaid or unsatisfied and the Commitment has not been terminated:

(a)	Information. The Borrower shall deliver to the Lender:

(i)	Within 15 days after the last day of each fiscal quarter, its consolidated balance sheet as of the close of such quarter, its consolidated profit and loss statement for that quarter and for that portion of the fiscal year ending with such fiscal quarter, all prepared on an accrual basis, which shall include all Eligible Investments valued at the Aggregate Market Value consistent with that of the previous year, and all warranted as correct in all material respects by its Secretary-Treasurer.

(ii)	Within 10 days after the last day of each calendar quarter, a Borrowing Base and Compliance Certificate demonstrating compliance with the Borrowing Base as of the dates indicated in such certificates.

(iii)	Within 10 days of the occurrence of any such event, a notice of resignation or withdrawal of Kirk Kerkorian from the management of the Borrower, his disability (other than physical disability).

(iv)	Prompt notice of any Default, Event of Default or any circumstances giving rise to a Material Adverse Effect.

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(v)	Such other information concerning its affairs as the Lender may reasonably request.

(b)	Other Affirmative Covenants. The Borrower shall, and shall cause each of its Subsidiaries to:

(i)	Preserve and maintain all of its rights, privileges, and franchises necessary or desirable in the normal conduct of its business;

(ii)	Comply with the requirements of all applicable laws, rules, regulations, and orders of governmental authorities;

(iii)	Pay and discharge when due all taxes, assessments, and governmental charges or levies imposed on it or on its income or profits or any of its property, except for any such tax, assessment, charge, or levy the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained;

(iv)	Permit representatives of the Lender, during normal business hours, to examine, copy, and make extracts from its books and records, to inspect its properties, and to discuss its business and affairs with its officers, directors, and accountants; and

(v)	Take such action from time to time as shall be necessary to ensure that neither any borrowing nor any other transaction hereby shall violate or be inconsistent with any Margin Regulations.

5.	Negative Covenants. The Borrower shall not, nor permit its Subsidiaries to:

(a)	Whether or not the proceeds of any Loans are to be used, without the consent of the Lender (i) make any Control Stock Acquisition in respect of any person other than the issuers of the Core Investments, or (ii) make any Hostile Acquisition; provided, however, that notwithstanding the foregoing provisions of this Subparagraph (a), the Borrower shall be entitled to conduct one or more consent solicitations or proxy solicitations for representation on the board of directors of any Person.

(b)	Merge or consolidate with or into any Person or liquidate, wind-up or dissolve itself, or permit or suffer any liquidation or dissolution, or sell all or substantially all of its assets, except, that so long as no Default or Event of Default exists or would result therefrom:

(i)	any Subsidiary may merge with (1) the Borrower, provided that the Borrower shall be the continuing or surviving Person, or (2) with any one or more Subsidiaries, provided that when any wholly-owned Subsidiary is merging into another Subsidiary, the wholly-owned Subsidiary shall be the continuing or surviving Person; and

(ii)	any Subsidiary may sell all or substantially all of its assets (upon voluntary liquidation or otherwise), to the Borrower or to another Subsidiary; provided that if the seller in such a transaction is a wholly-owned Subsidiary then the purchaser must be a wholly-owned Subsidiary.

(c)	Create or permit any lien of any kind upon (A) Core Investments, (B) any other Collateral, or (C) any other property whether now owned or hereafter acquired, except, as to the property described in clause (C) only:

(i)	Permitted Liens; and

(ii)	other liens, including purchase money liens having an aggregate value not at any one time in excess of $5,000,000.

(d)	Create or incur any liabilities for borrowed money, or become liable as a surety, guarantor, accommodation endorser, or otherwise for or upon the obligation of any other Person, except:

(i)	the Obligations;

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(ii)	following the Trigger Date, and provided that no Default or Event of Default exists as of the date of the incurrence thereunder, indebtedness not exceeding $100,000,000 in the aggregate any time; and

(iii)	guarantees permitted by clause (e) below.

(e)	Make any loans or advances or become a guarantor or surety, or pledge its credit in any manner, directly or indirectly, or extend credit, except:

(i)	in an amount not exceeding $50,000,000 in aggregate principal amount; and

(ii)	Permitted Gifts to the extent permitted under Paragraph 5(g) below.

(f)	During any Restricted Period, declare or pay any cash dividends upon its shares of stock now or hereafter outstanding except for dividends which, if they had not been declared or paid, would be undistributed personal holding company income (as defined in Section 545 of the Code).

(g)	Dispose of any of the Collateral or Core Investments (including by means of the making of gifts of the Collateral or Core Investments) except at any time and from time to time when no Default or Event of Default exists or would result therefrom; provided, that, in any event:

(i)	after giving effect to the proposed disposition or gift, the total Effective Amount shall not exceed the Borrowing Base;

(ii)	the aggregate amount of Permitted Gifts which are made during any Restricted Period (including the amount of any Permitted Gifts which result in a Restricted Period) shall not exceed $500,000,000;

(iii)	each such disposition shall be for fair value (except for any such disposition which is a Permitted Gift); and

(iv)	if and to the extent that any Covered Sale during any twelve month period exceeds $500,000,000 (excluding any Permitted Gifts), then the Borrower shall concurrently offer to prepay the Loans (and correspondingly reduce the Commitment) by the amount of such excess Covered Sale; provided, however, that the Lender may accept or reject any such repayment and decrease of the Commitment in its discretion.

(h)	Permit the Effective Amount of Loans to exceed the Borrowing Base at any time on or following the Trigger Date.

(i)	Concurrently with the execution of this Agreement, the Borrower has delivered certain shares held by it in pledge to the Administrative Agent pursuant to the Pledge Agreement, and may hereafter deliver additional shares constituting Core Investments (all such shares are the “Pledged Core Investments”). Lender’s pledge of the Pledged Core Investments shall continue in respect of any proceeds of the sale thereof and in any investments purchased using any such proceeds. In addition, in the event that the Borrower hereafter acquires any shares of the common stock or other equity interests of any issuer of shares already constituting Pledged Core Investments then, subject to clause (j) below, it shall promptly and in any event with five Business Days deliver such additional shares to the Lender in pledge pursuant to the Pledge Agreement.

(j)	Lender shall have the right to request the pledge by the Borrower of additional Collateral pursuant to the Pledge Agreement from time to time in an amount and nature to be determined by Lender in its discretion; provided that:

(i)	Lender will not request a pledge of shares of MGM MIRAGE common stock in excess of the 50,000,000 Shares;

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(ii)	if and to the extent that the Borrower has not been able to obtain all required regulatory approvals with respect to pledge of Collateral, then the Borrower shall be entitled to a period of up to 120 days to deliver the relevant shares in pledge;

(iii)	Lender will not request that the Borrower deliver additional Collateral prior to the Trigger Date except pursuant to Section 1(g)(ii).

If the Borrower fails to deliver any additional Collateral requested by the Lender (within the constraints set forth in this clause (j)), then (A) the Commitment shall automatically and immediately be reduced to the principal amount of the then outstanding amount of the Loans, (B) no portion of the Loans which are thereafter prepaid or repaid may be reborrowed, and (C) the Borrower shall prepay the Loans in their entirety on the earlier of 60 days following the Trigger Date or the date which is 364 days following the date of this Agreement.

The Borrower shall use reasonable efforts to obtain all regulatory approvals which are required in order for the Borrower to grant, prior to the required dates in this clause (j), a first priority pledge to Lender of the Collateral.

6.	Events of Default. The following are “Events of Default:”

(a)	Default by Borrower in the payment of any principal when due hereunder, or any interest, fees or other amounts due hereunder within three business days of the date when due;

(b)	The Borrower or any of its Subsidiaries fail to perform or observe any of the terms, provisions, covenants, conditions, agreements or obligations contained herein (other than Paragraph 4(a)(v) and Paragraphs 5(b) through 5(j), inclusive, or, except as provided in Paragraph 6(c), in any other material agreement, contract, indenture, document or instrument executed, or to be executed by it (a “material agreement”)) and where a Default in respect of such material agreement shall constitute a Material Adverse Effect; or

(c)	The Borrower or any of its Subsidiaries fail to perform or observe any of the terms, provisions, covenants, conditions, agreements, or obligations contained in Paragraph 4(a)(v) and Paragraphs 5(b) through 5(g), inclusive, or in any other material agreement (as defined in Paragraph 6(b)) and such failure shall continue for more than five days; or

(d)	The Borrower or any Subsidiary (i) ceases or fails to be solvent, or generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any, whether at stated maturity or otherwise; (ii) voluntarily ceases to conduct its business in the ordinary course; (iii) commences (or Kirk Kerkorian or any shareholder of the Borrower or any Subsidiary commences) any bankruptcy or Insolvency Proceeding with respect to the Borrower or any Subsidiary; or (iv) takes any action (or Kirk Kerkorian or any shareholder of the Borrower or any Subsidiary takes any action) to effectuate or authorize any of the foregoing; or

(e)

(i) Any involuntary Insolvency Proceeding (other than a proceeding commenced by Kirk Kerkorian or any shareholder of the Borrower or any Subsidiary, which is governed by Subparagraph (d) above) is commenced or filed against the Borrower or any Subsidiary, or any writ, judgment, warrant of attachment, execution or similar process, is issued or levied against a substantial part of the Borrower’s or any Subsidiary’s properties, and any such proceeding or petition shall not be dismissed, or such writ, judgment, warrant of attachment, execution or similar process shall not be released, vacated or fully bonded within 30 days after commencement, filing or levy; (ii) the Borrower or any Subsidiary admits the material allegations of a petition against it in any Insolvency Proceeding, or an order for relief (or similar order under non-U.S. law) is ordered in any Insolvency Proceeding; or (iii) the Borrower or any

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Subsidiary acquiesces in the appointment of a receiver, trustee, custodian, conservator, liquidator, mortgagee in possession (or agent therefor), or other similar Person for itself or a substantial portion of its property or business; or

(f)	Any representation or warranty made by the Borrower herein or in any certificate or financial or other statement heretofore or hereafter furnished by the Borrower or any of its officers to the Lender hereunder proves to be in any material respect false or misleading as of the date made; or

(g)	Kirk Kerkorian should cease to beneficially own 100% of all outstanding shares of stock issued by the Borrower; or any shares of the Borrower are owned by any estate, trust, trustee, devisee, beneficiary, personal representative, heir, spouse, surviving joint tenant or other successor in interest or any assignee of any kind; or

(h)	Any violation of the Margin Regulations shall occur as a result of the transactions contemplated hereby (other than through the failure of the Lender to take any action to be taken by it pursuant under Conditions to each Borrowing in Exhibit C hereto); or

(i)	Following the execution and delivery thereof:

(A)	any provision of any Collateral Document shall for any reason cease to be valid and binding on or enforceable against the Borrower or any Subsidiary party thereto or the Borrower or any Subsidiary shall so state in writing or bring an action to limit its obligations or liabilities thereunder; or

(B)	any Collateral Document shall for any reason (other than pursuant to the terms thereof) cease to create a valid security interest in the Collateral purported to be covered thereby or such security interest shall for any reason cease to be a perfected and first priority security interest; or

(j)	The occurrence of an event or circumstance that has or could reasonably be expected to have a Material Adverse Effect.

Upon the occurrence of an Event of Default, the Lender may declare the Commitment to be terminated, whereupon the Commitment shall be terminated, and/or declare all sums outstanding hereunder and under the other Loan Documents, including all interest thereon, to be immediately due and payable, whereupon the same shall become and be immediately due and payable, without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices or demands of any kind or character, all of which are hereby expressly waived; provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States of America, the Commitment shall automatically terminate, and all sums outstanding hereunder and under each other Loan Document, including all interest thereon, shall become and be immediately due and payable, without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices or demands of any kind or character, all of which are hereby expressly waived.

7.	Miscellaneous.

(a)	All financial computations required under this Agreement shall be made, and all financial information required under this Agreement shall be prepared, in accordance with generally accepted accounting principles applied on a basis consistently maintained throughout the period involved, except as noted in said financial statements.

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(b)	If at any time the Lender, in its sole discretion, determines that (i) adequate and reasonable means do not exist for determining the Eurodollar Rate, or (ii) the Eurodollar Rate does not accurately reflect the funding cost to the Lender of making such Loans, the Lender’s obligation to make or maintain Eurodollar Rate Loans shall be suspended for the period during which such circumstance exists.

(c)	The Borrower shall reimburse or compensate the Lender, upon demand, for all costs incurred, losses suffered or payments made by the Lender which are applied or reasonably allocated by the Lender to the transactions contemplated herein (all as determined by the Lender in its reasonable discretion) by reason of any and all future reserve, deposit, capital adequacy or similar requirements against (or against any class of or change in or in the amount of) assets, liabilities or commitments of, or extensions of credit by, the Lender; and compliance by the Lender with any directive, or requirements from any regulatory authority, whether or not having the force of law; provided, however, that the Borrower shall not be obligated to pay any such amount or amounts in excess of 10 basis points per annum unless the Lender shall have given the Borrower at least 30 days advance written notice of its intent to seek compensation under this Subparagraph (c) in excess of 10 basis points per annum from the Borrower.

(d)	No amendment or waiver of any provision of this Agreement or of any other Loan Document and no consent by the Lender to any departure therefrom by the Borrower shall be effective unless such amendment, waiver or consent shall be in writing and signed by a duly authorized officer of the Lender, and any such amendment, waiver or consent shall then be effective only for the period and on the conditions and for the specific instance specified in such writing. No failure or delay by the Lender in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other rights, power or privilege.

(e)	Except as otherwise expressly provided herein, notices and other communications to each party provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed or sent by telecopy to the address provided from time to time by such party. Any such notice or other communication sent by overnight courier service, mail or telecopy shall be effective on the earlier of actual receipt and (i) if sent by overnight courier service, the scheduled delivery date, (ii) if sent by mail, the fourth Business Day after deposit in the U.S. mail first class postage prepaid, and (iii) if sent by telecopy, when transmission in legible form is complete. All notices and other communications sent by the other means listed in the first sentence of this Subparagraph (e) shall be effective upon receipt. Notwithstanding anything to the contrary contained herein, all notices (by whatever means) to the Lender pursuant to Paragraph 1(b) hereof shall be effective only upon receipt. Any notice or other communication permitted to be given, made or confirmed by telephone hereunder shall be given, made or confirmed by means of a telephone call to the intended recipient at the number specified in writing by such Person for such purpose, it being understood and agreed that a voicemail message shall in no event be effective as a notice, communication or confirmation hereunder.

The Lender shall be entitled to rely and act upon any notices (including telephonic notices of borrowings, conversions and continuations) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify each Indemnitee from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other communications with the Lender may be recorded by the Lender, and the Borrower hereby consents to such recording.

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April 15, 2008

(f)	This Agreement shall inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower may not assign its rights and obligations hereunder. The Lender may at any time (i) assign all or any part of its rights and obligations hereunder, in minimum increments of $25,000,000, to any other Person with the consent of the Borrower, such consent not to be unreasonably withheld, provided that no such consent shall be required if the assignment is to an affiliate of the Lender or if an Event of Default exists, and (ii) grant to any other Person participating interests in all or part of its rights and obligations hereunder without notice to the Borrower, provided that participants may have voting rights only with respect to matters requiring the affirmative vote of all Lenders (as detailed below), and then only to the extent directly affecting that participant. In the event of any such assignment, each subsequent amendment, modification or waiver of the terms hereof shall require the approval of the Required Lenders, provided that without the consent of each Lender, no amendment, modification or waiver shall (A) defer the Expiration Date or any other required time for any payment of money hereunder, (B) release any substantial portion of the Collateral, except as expressly contemplated hereunder, (C) reduce the amount of any principal, interest or fees required to be paid by the Borrower hereunder, (D) amend or modify the covenant set forth in Paragraph 5(a) to permit any Hostile Acquisition, (E) increase the advance percentages relating to the Borrowing Base (including once determined any Designated Percentage in respect of any Collateral) or enter into any agreement to accept Collateral other than publicly traded equity securities or Cash Equivalents as a part of the Borrowing Base, or (F) amend or modify the definition of “Required Lenders.” The Borrower agrees to execute any documents reasonably requested by the Lender in connection with any such assignment. All information provided by or on behalf of the Borrower to the Lender or its affiliates may be furnished by the Lender to its affiliates and to any actual or proposed assignee or participant.

(g)	The Borrower shall pay the Lender, on demand, all reasonable out-of-pocket expenses and legal fees (except the allocated costs for in-house legal services) incurred by the Lender in connection with the enforcement of this Agreement or any instruments or agreements executed in connection herewith.

(h)	Whether or not the transactions contemplated hereby are consummated, the Borrower shall indemnify and hold harmless the Lender, its affiliates, and their respective partners, directors, officers, employees, agents and advisors (collectively the “Indemnitees”) (each, an “Indemnified Person”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, charges, expenses and disbursements (including the fees, charges and disbursements of any counsel for any Indemnitee except the allocated cost of internal legal services and disbursements of internal counsel if no Default or Event of Default exists) of any kind or nature whatsoever which may at any time (including at any time following repayment of the Loans and the termination of the credit facilities described herein) be imposed on, incurred by or asserted against any such Person in any way relating to or arising out of this Agreement, the Loan Documents or any document contemplated by or referred to herein, or the transactions contemplated hereby, or any action taken or omitted by any such Person under or in connection with any of the foregoing, including with respect to any investigation, litigation or proceeding (including any bankruptcy or Insolvency Proceeding or appellate proceeding) related to or arising out of this Agreement or the use of the proceeds of the Loans, whether or not any Indemnified Person is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”); provided, that the Borrower shall have no obligation hereunder to any Indemnified Person with respect to Indemnified Liabilities resulting solely from the negligence or willful misconduct of such Indemnified Person. The agreements in this paragraph shall survive payment of all other Loans and other amounts due hereunder.

(i)	If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (i) the legality, validity and enforceability of the remaining provisions of this

TRACINDA CORPORATION

April 15, 2008

Agreement and the other Loan Documents shall not be affected or impaired thereby and (ii) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(j)	This Agreement may be executed in one or more counterparts, and each counterpart, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same instrument.

(k)	THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEVADA; PROVIDED THAT THE LENDER SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

(l)	ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEVADA OR OF THE UNITED STATES FOR THE DISTRICT OF NEVADA, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE BORROWER AND THE LENDER CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. THE BORROWER AND THE LENDER IRREVOCABLY WAIVE ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF THIS AGREEMENT OR ANY DOCUMENT RELATED HERETO. THE BORROWER AND THE LENDER EACH WAIVE PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY NEVADA LAW.

(m)	THE BORROWER AND THE LENDER EACH WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR THE LENDER, ANY PARTICIPANT OR ANY ASSIGNEE, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. THE BORROWER AND THE LENDER EACH AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS PARAGRAPH AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR ANY PROVISION HEREOF OR THEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

(n)	The Lender hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001)) (the “Act”), the Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Lender to identify the Borrower in accordance with the Act.

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April 15, 2008

(o)	The parties hereto acknowledge that Kirk Kerkorian is not a party to this Agreement or any of the other Loan Documents executed on the Closing Date. Accordingly, the parties hereto hereby agree that in the event (i) there is any alleged breach or default by any party under this Agreement or any such Loan Document, or (ii) any party hereto has any claim arising from or relating to any such Loan Document, no party hereto, nor any party claiming through it (to the extent permitted by applicable law) shall commence any proceedings or otherwise seek to impose any liability whatsoever against Mr. Kerkorian by reason of such alleged breach, default or claim.

(p)	The Lender agrees to take and to cause its affiliates to take normal and reasonable precautions and exercise due care to maintain the confidentiality of all information identified as “confidential” or “secret” by the Borrower and provided to it by the Borrower or any Subsidiary under this Agreement or any other Loan Document, and neither it nor any of its affiliates shall use any such information other than in connection with or in enforcement of this Agreement and the other Loan Documents or in connection with other business now or hereafter existing or contemplated with the Borrower or any Subsidiary; except to the extent such information (i) was or becomes generally available to the public other than as a result of disclosure by the Lender, or (ii) was or becomes available on a non-confidential basis from a source other than the Borrower, provided that such source is not bound by a confidentiality agreement with the Borrower known to the Lender; provided, however, that the Lender may disclose such information (A) at the request or pursuant to any requirement of any governmental authority to which the Lender is subject or in connection with an examination of the Lender by any such authority; (B) pursuant to subpoena or other court process; (C) when required to do so in accordance with the provisions of any applicable requirement of law; (D) to the extent reasonably required in connection with any litigation or proceeding to which the Lender or its affiliates may be party; (E) to the extent reasonably required in connection with the exercise of any remedy hereunder or under any other Loan Document; (F) to such Lender’s independent auditors and other professional advisors; (G) to any participant or assignee, actual or potential, provided that such Person agrees in writing to keep such information confidential to the same extent required of the Lender hereunder; (H) as to the Lender or its affiliate, as expressly permitted under the terms of any other document or agreement regarding confidentiality to which the Borrower or any Subsidiary is party or is deemed party with the Lender or such affiliate; and (I) to its affiliates.

Please indicate your acceptance of the Commitment on the foregoing terms and conditions by returning an executed copy of this Agreement.

BANK OF AMERICA, N.A.

By:	/s/ BRIAN D. CORUM
Brian D. Corum, Senior Vice President

Accepted and Agreed to as of the date first written above:

TRACINDA CORPORATION

By:	/s/ ANTHONY MANDEKIC
Anthony Mandekic, Secretary-Treasurer

EXHIBIT A

DEFINITIONS

“50,000,000 Shares” means, (a) as of the Closing Date, 50,000,000 shares of the common stock of MGM MIRAGE, and (b) as of each later date, such number of shares after adjustment for any stock splits or stock combinations, and the equivalent number of shares received by the Borrower as a result of any merger or consolidation of MGM MIRAGE with any other Person.

“Aggregate Market Value” means:

(a) with respect to publicly traded securities, the sum of the market values (as computed below) of such stock, with the market value of any such security being computed as the number of shares of such stock times the closing price per share of such stock on the trading day immediately preceding the date of determination, the closing price being the last sale price regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way, in either case on the New York Stock Exchange, or, if shares of such issue or class are not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which the shares are listed or admitted to trading, or if the shares are not so listed or admitted to trading, the average of the highest reported bid and lowest reported asked prices as furnished by the National Association of Securities Dealers, Inc. through NASDAQ; and

(b) with respect to Cash Equivalents, the amount for which such Cash Equivalents may be liquidated, as reasonably determined by the Lender; and

(c) with respect to any other Eligible Investments, the principal amount originally expended by the Borrower in acquiring such investment.

“Base Rate” means, for any day, a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 1/2 of 1% and (b) the rate of interest in effect for such day as publicly announced from time to time by the Lender as its “prime rate.” The Lender’s prime rate is a rate set by the Lender based upon various factors including the Lender’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in the prime rate announced by the Lender shall take effect at the opening of business on the day specified in the public announcement of such change.

“Base Rate Loan” means a Loan bearing interest based on the Base Rate.

“Borrowing Base” means, as of the date of any determination on or following the Trigger Date, an amount equal to the sum of, without duplication:

(a) 50% of the Aggregate Market Value of all MGM MIRAGE and Ford shares owned by the Borrower at such time which are in the custody (including the appropriate form of custody for uncertificated securities, if applicable) of the Lender and in which the Lender has a first-priority perfected security interest pursuant to the Pledge Agreement;

(b) 25% of the Aggregate Market Value of all Delta Petroleum shares owned by the Borrower at such time which are in the custody (including the appropriate form of custody for uncertificated securities, if applicable) of the Lender and in which the Lender has a first-priority perfected security interest pursuant to the Pledge Agreement;

(c) the Designated Percentage of the Aggregate Market Value of all other publicly traded equity securities owned by the Borrower at such time which are in the custody (including the appropriate form of custody for uncertificated securities, if applicable) of the Lender and in which the Lender has a first-priority perfected security interest pursuant to the Pledge Agreement; and

(d) 100% of the Aggregate Market Value of all Cash Equivalents owned by the Borrower at such time which are in the custody (including the appropriate form of custody for uncertificated securities, if applicable) of the Lender and in which the Lender has a first-priority perfected security interest pursuant to the Pledge Agreement.

“Borrowing Base and Compliance Certificate” means a certificate substantially in the form attached hereto as Exhibit B.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York City or San Francisco are authorized or required by law to close and, if the applicable Business Day relates to any Eurodollar Rate Loan, means such a day on which dealings are carried on in the applicable Eurodollar Rate market.

“Cash Equivalents” means cash and cash equivalents of the Borrower.

“Closing Date” means the date on which all conditions precedent set forth under Conditions to Initial Borrowing in Exhibit C hereto are satisfied or waived by the Lender.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” has the meaning given such term and the term “Pledged Collateral” in the Collateral Documents collectively.

“Collateral Documents” means, collectively, (i) the Pledge Agreement and all other security agreements, assignments and other similar agreements between the Borrower or any Subsidiary of the Borrower and/or in favor of the Lender, now or hereafter delivered to the Lender pursuant to or in connection with the transactions contemplated hereby, and all financing statements (or comparable documents now or hereafter filed in accordance with the applicable Uniform Commercial Code or comparable law) against the Borrower or any Subsidiary of the Borrower as debtor in favor of the Lender, and (ii) any amendments, supplements, modifications, renewals, replacements, consolidations, substitutions and extensions of any of the foregoing.

“Control Stock” means shares of the equity securities of Persons organized under the laws of the United States, any State thereof or the District of Columbia (i) which are publicly traded in the United States and listed on a national securities exchange in the United States, (ii) which have ordinary voting power for the election of members of the board of directors or other equivalent management body of such Person, and (iii) of which, on the relevant date, the Borrower owns, beneficially and of record, and controls the power to vote 10% or more of the aggregate outstanding voting common shares of such issuer.

“Control Stock Acquisition” means the acquisition by the Borrower of the Control Stock of a Person.

“Core Investments” means, collectively, (a) all shares of the common stock of Delta Petroleum, Ford and MGM MIRAGE now owned or hereafter acquired by the Borrower, and (b) as of each date of determination, all other equity interests of each United States domestic Person in which the Borrower owns shares having an aggregate value in excess of $10,000,000 as of that date.

“Covered Sale” means the amount of any disposition of Core Investments made during a Restricted Period by the Borrower or which results in a Restricted Period.

“Custody Agreement” means a Custody Agreement substantially in the form of Exhibit D hereto, as it may from time to time be amended, restated, supplemented or otherwise modified.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Delta Petroleum” means Delta Petroleum Corporation, a Delaware corporation, and its successors.

“Designated Percentage” means, in respect of any publicly traded equity securities hereafter delivered by the Borrower to the Lender in pledge, a percentage determined on or prior to such delivery with the approval of the Lender, but not in excess of 50%.

“Effective Amount” means on any date, the aggregate outstanding principal amount of Loans after giving effect to any borrowings and prepayments or repayments of Loans occurring on such date.

“Eligible Investments” means:

(a) all Cash Equivalents;

(b) all Core Investments;

(c) all Control Stock; and

(d) all Non-Control Stock.

“Eurodollar Rate” means for any Interest Period with respect to any Eurodollar Rate Loan, the rate per annum which is the average of the London Interbank Offered Rate for 1, 2, 3, or 6 month offshore deposits as quoted by the Lender.

“Eurodollar Rate Loan” means a Loan bearing interest based on the Eurodollar Rate.

“Event of Default” has the meaning set forth in Paragraph 6.

“Expiration Date” means April 15, 2011, or such earlier date on which the Commitment may terminate in accordance with the terms hereof.

“Federal Funds Rate” means for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to the Lender on such day on such transactions as determined by the Lender.

“Hostile Acquisition” means a Control Stock Acquisition that has not been approved by the Board of Directors (or other equivalent governing body) of the Person which is the subject of the Control Stock Acquisition.

“Insolvency Proceeding” means, with respect to any Person, (a) any case, action or proceeding with respect to such Person before any court or other governmental authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshalling of assets for creditors, or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors; undertaken under United States federal or state law or foreign law, including the United States Bankruptcy Code.

“Interest Period” means, for each Eurodollar Rate Loan, (a) initially, the period commencing on the date the Eurodollar Rate Loan is disbursed or converted from a Base Rate Loan and (b) thereafter, the period commencing on the last day of the preceding Interest Period, and, in each case, ending on the earlier of (x) the Expiration Date and (y) one, two, three or six months thereafter, as requested by the Borrower; provided that:

(i) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day; and

(ii) any Interest Period which begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period.

“Lender” means (a) initially, Bank of America, N.A., and (b) any other Person which receives an assignment of an interest in the Loans and the Commitment pursuant to the terms of this Agreement.

“Loan Documents” means this Agreement, any note, any Collateral Documents, the Custody Agreement, and all other documents delivered to the Lender in connection herewith.

“Margin Regulations” means Regulations T, U and X issued by the Board of Governors of the FRB, or any successor regulations regulating purchase or carrying of securities pursuant to Section 7 of the Securities Exchange Act of 1934, or any successor law.

“Margin Stock” means a security included within the definition of “margin stock” in the Margin Regulations.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, condition (financial or otherwise) of the Borrower, provided that no fluctuation in the market value of securities held by the Borrower shall deemed to constitute a Material Adverse Effect; (b) a material impairment of the ability of the Borrower to perform its obligations under any Loan Document and to avoid the occurrence of any Event of Default; or (c) a material adverse effect upon (i) the legality, validity, binding effect or enforceability against the Borrower of any Loan Document, or (ii) the perfection or priority of any Lien granted under any of the Collateral Documents.

“MGM MIRAGE” means MGM MIRAGE, a Delaware corporation, and its successors.

“Non-Control Stock” means common stock issued by a corporation organized under the laws of the United States, any State thereof or the District of Columbia, which stock is publicly traded in the United States and listed on a national securities exchange in the United States and of which the Borrower owns, beneficially and of record, and controls the power to vote less than 10% of the aggregate outstanding voting common shares of such issuer.

“Obligations” means all advances, debts, liabilities, obligations, covenants and duties arising under any Loan Document owing by the Borrower to the Lender or any Indemnified Person, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising.

“Permitted Gifts” means donations or loans to various charitable or relief organizations, including organizations working in, or assisting, the Republic of Armenia or persons therein.

“Permitted Liens” means:

(a) liens for current taxes, assessments or other governmental charges which are not delinquent or which remain payable without penalty, or the validity of which is contested in good faith by appropriate proceedings.

(b) liens, deposits or pledges made to secure statutory obligations, surety or appeal bonds, construction or materialmen’s liens relating to aircraft, or bonds for the release of attachments or for stay of execution, or to secure the performance of bids, tenders, contracts other than for the payment of borrowed money, leases, or for purposes of like general nature in the ordinary course of its business.

(c) liens to secure, and financing statements relating to, any Obligations.

(d) liens existing on property (or on any shares of stock of any corporation other than on Core Investments), at the time it is acquired provided such liens do not exceed the value of property or stock acquired.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

“Pledge Agreement” means a Pledge Agreement substantially in the form of Exhibit E.

“Regulation U” means Regulation U referred to in the definition of “Margin Regulations.”

“Required Lenders” means at any time following the making of any assignment by Bank of America, N.A. to additional Lenders, those Lenders holding a majority in interest in the Facility, provided that as where there are three or fewer unaffiliated Lenders, Required Lenders means at least two Lenders which are not affiliated with one another.

“Responsible Officer” means the chief executive officer, the president or the secretary-treasurer of the Borrower, or any other officer having substantially the same authority and responsibility; or, with respect to compliance with financial covenants, the chief financial officer or the secretary-treasurer of the Borrower, or any other officer having substantially the same authority and responsibility.

“Restricted Period” means any period prior to the Trigger Date and any period during which the Borrowing Base is less than 300% of the amount of the Effective Amount.

“Rule 144” means Rule 144 under the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” refer to a Subsidiary or Subsidiaries of the Borrower. Notwithstanding the foregoing, MGM MIRAGE shall not be considered a Subsidiary for purposes of this Agreement.

“Ford” means Ford Corporation, a Delaware corporation, and its successors.

“Trigger Date” means the earlier of (a) the first date upon which the aggregate outstanding principal amount of the Loans first equals or exceeds $300,000,000, or (b) the date which is 364 days following the date of this Agreement.